Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 333-156117

Date: January 22, 2009

Interview of James West

OUTLOOK FOR GOLD

BRETT HARRIS (BNN): All right, we’re talking gold today on Commodities and for more on the outlook for gold and the business of mining for gold in South America we’ve got James West joining us this morning. He is editor of MidasLetter.com, a newsletter that tracks global developments in the gold sector and he’s in Vancouver this morning as well.

James, good to have you with us.

JAMES WEST (Editor, The Midas Letter): Thank you, good to be here.

HARRIS: I’m not sure if you heard any of our last interview, but we were just talking to the folks at Rusoro about their apparent success in Venezuela. What’s your take on this company? Why they seem to be able to do better than other companies have fared in Venezuela right now, with the volatile political situation there?

WEST: Well, I think primarily the involvement of the Agapovs, who are Russian nationals with strong connections to the Russian business environment, in that they’re involved, and Russia and Venezuela have a shared ideological identity. That certainly is a foundation for an environment that is conducive to a positive business relationship. So I think there’s that fact, plus the fact that they’ve been able to embrace the 50/50 socialist business partnership that is particularly attractive to Venezuelan president Hugo Chavez at this point, has enabled them to move forward, and as George said earlier, their track record speaks for itself.

HARRIS: Do you think that relationship has sticking power given, again, the mercurial nature of Hugo Chavez?

WEST: Well, absolutely. With the change in economic environment the political environment changes as well. So we heard Mr. Chavez sort of welcome with open arms foreign multinationals back to the oil patch. Certainly that attitude is now going to extend to mining, and in terms of how long it’s going to last, well if you’ve got a partner that shares a ideological identity with you and you have demonstrated to each other that you can conduct business and move projects forward in a timely fashion, then, I would think regardless of future changes in the political and the economic environment, this relationship will endure.

HARRIS: What about this hostile bid for Gold Reserve? They’ve had pretty good success picking up some assets there from Hecla, from Gold Fields. Do you think they have a good chance of succeeding with this one?

WEST: Well I think if I was a shareholder of Gold Reserve I would look at the situation, I would look at Rusoro’s track record. Getting three shares of Rusoro for one of Gold Reserve is a bargain in my mind and I think that Rusoro has demonstrated they’ve got the relationships, the expertise, and the track record to move that project into production before anybody else does.

The government has demonstrated clearly they’re disinclined to do business with certain foreign national companies. That does not apply to Rusoro.

HARRIS: The water’s been muddied a little bit with Endeavour Financial getting involved. They did do some work for Gold Reserve. Now they’re doing some work with Rusoro and Gold Reserve is saying they have access to privileged information over that, so they’re suing. Is that going to throw a big roadblock in the way?

WEST: Well, that complicates things at this point in time. However, when Gold Reserve retained Endeavour, for whatever services they say Endeavour rendered, they certainly must have known that Rusoro was also a client and if they didn’t know then it’s sort of a breakdown in due diligence in their case. I don’t see it having any lasting effect on the takeover bid. I think the shareholders are going to drive a positive outcome to that whole situation.

Cautionary Note Regarding Forward-Looking Statements

This script, the Take-Over Bid and Circular, the Notice of Variation, including the schedules attached therein, the pro forma consolidated financial statements of the Company, and some of the material incorporated by reference into the Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”).  Forward-looking statements include possible events, statements with respect to possible events, the proposed transaction, related litigation, the business, operations and financial performance and condition of each of Rusoro and Gold Reserve and the proposed combined company, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage.  The words “plans,” “expects,” “is expected,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Rusoro as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements.  The estimates and assumptions of Rusoro contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, (1) that Rusoro will be successful in acquiring 100% of the outstanding Gold Reserve Equity, (2) that all required third party regulatory and governmental approvals to the Take-Over Bid will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with Rusoro’s current expectations; (5) permitting and development proceeding on a basis consistent with Rusoro’s current expectations; (6) the exchange rate between the Canadian dollar, the Venezuelan Bolivar and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) production forecasts meeting expectations; (10) the accuracy of Rusoro’s current mineral reserve and mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with Rusoro’s current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks related to litigation; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Venezuela or other countries in which Rusoro does or may carry on business; business opportunities that may be presented to, or pursued by Rusoro, Rusoro’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Venezuelan law on Rusoro’s operations; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism.  In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).  The following factors, amongst others, related to the business combination of Rusoro and Gold Reserve could cause actual results to differ materially from forward-looking statements, including those contained in the Circular: the Rusoro shares issued in connection with the Take-Over Bid may have a market value lower than expected; the business of Rusoro and Gold Reserve may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the combination of Rusoro and Gold Reserve may not be fully realized or not realized within the expected time frame.  All of the forward-looking statements made in the Circular are qualified by these cautionary statements and those made in the Circular itself.  These factors are not intended to represent a complete list of the factors that could affect Rusoro and the combination of Rusoro and Gold Reserve.  Additional factors are noted elsewhere in the Circular and in the documents incorporated by reference therein.  Although Rusoro has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, undue reliance should not be placed on forward-looking statements.  Rusoro undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Circular or as otherwise required by law.

MORE INFORMATION AND WHERE TO FIND IT:

This script does not constitute an offer to buy or an invitation to sell, any of the securities of Rusoro or Gold Reserve. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and an offer to purchase and circular filed with Canadian securities regulatory authorities.  Rusoro has filed with the SEC a Registration Statement on Form F-10, a Tender Offer Statement on Schedule TO and other documents and information, and has mailed an Offer and Circular and Notice of Variation (each of which are filed as an exhibit to the Registration Statement and Tender Offer Statement) to Gold Reserve shareholders and equity unitholders (collectively, the “Equityholders”) concerning the Offer and the proposed combination of Rusoro and Gold Reserve. GOLD RESERVE EQUITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, TENDER OFFER STATEMENT, OFFER AND CIRCULAR, NOTICE OF VARIATION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and Gold Reserve Equityholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Rusoro are available free of charge from Rusoro. You should direct requests for documents to the Corporate

Secretary, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1B1, telephone (604) 632-4044.